EXHIBIT 99.2

GOLD STANDARD VENTURES CORP.

Report of Voting Results
 June 28, 2018

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general and special meeting of Gold Standard Ventures Corp. (the "Company") held on June 27, 2018 (the "Meeting").

Description of Matter	Outcome of Vote
To set the number of directors for the ensuing year at eight.	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 121,342,776 (98.95%) Votes against 1,282,464 (1.05%)
To elect directors for the ensuing year.	All nominees proposed by management were elected. The total number of votes cast in favour of, or withheld, for each nominee was as follows:
Jonathan T. Awde: Votes for 121,416,093 (99.01%) Votes withheld 1,209,147 (0.99%)
D. Bruce McLeod: Votes for 121,308,936 (98.93%) Votes withheld 1,316,304 (1.07%)
Robert J. McLeod: Votes for 121,334,908 (98.95%) Votes withheld 1,290,332 (1.05%)
Jamie D. Strauss: Votes for 121,339,938 (98.95%) Votes withheld 1,285,302 (1.05%)
William E. Threlkeld: Votes for 121,414,144 (99.01%) Votes withheld 1,211,096 (0.99%)
Alex Morrison: Votes for 117,293,441 (95.65%) Votes withheld 5,331,799 (4.35%)
Zara Boldt: Votes for 121,307,378 (98.93%) Votes withheld 1,317,862 (1.07%)
Ron Clayton: Votes for 121,388,964 (98.99%) Votes withheld 1,236,276 (1.01%)

To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 157,935,832 (99.55%) Votes withheld 719,925 (0.45%)

To pass an ordinary resolution to confirm and approve amendments to the articles of the Company (the "Articles") to adopt advance notice provisions for the nomination of directors, as more particularly described in the Company's management information circular dated May 14, 2018 (the "Information Circular").
Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 110,273,344 (89.93%) Votes against 12,351,896 (10.07%)
To pass an ordinary resolution to confirm and approve additional amendments to the Articles, as more particularly described in the Information Circular.	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 121,030,585 (98.70%) Votes against 1,594,655 (1.30%)

DATED this 28th day of June, 2018.
GOLD STANDARD VENTURES CORP.

By:    "Glenn Kumoi"
Glenn Kumoi
VP General Counsel & Corporate Secretary